

SPECIALIZED KNOWLEDGE
& EXPERTISE



CAPITAL & INVESTMENT
MANAGEMENT



RISK MANAGEMENT
CULTURE

YOUR RISK
IS OUR FOCUS



RELATIONSHIPS
& SERVICE



MODELING &
ANALYTICS



DIVERSIFIED UNDERWRITING
PORTFOLIO

Endurance

Endurance Specialty Holdings Ltd.
2008 Annual Report

At Endurance, specialization is at the core of our strategy, culture and values.

We believe that our focus on the attributes described on the facing page best positions us to overcome the challenges of the current turbulent economic environment and to identify and develop opportunities to further enhance our business. We strive to be the best specialty insurer and reinsurer in the world.

To learn more about our strategy, culture and values, visit our website at

www.endurance.bm

TABLE OF CONTENTS

Letter from our Chairman 2
Financial Highlights 4
Segment Highlights 6
Reinsurance and Insurance at a Glance 8
Our Specialty Focus 10
Financial Review 16
Executive Officers 20
Board of Directors and Corporate Information 22



RISK MANAGEMENT CULTURE

Built on a culture of transparency, communication and organizational accountability, our structured approach to risk analysis and mitigation has earned Endurance recognition as an industry leader in risk management.



CAPITAL & INVESTMENT MANAGEMENT

Prudent capital and investment management is critical to maintaining our strong financial position and provides us with a stable foundation to endure through challenging economic times.



SPECIALIZED KNOWLEDGE & EXPERTISE

The vast experience of our talented team of professionals, combined with their detailed knowledge of our markets, products and clients, enables us to offer our clients innovative and tailored solutions to manage complex risks.



RELATIONSHIPS & SERVICE

Integrity, transparency, responsiveness and consistent delivery of underwriting, claims and related advisory services are core values that form the basis for lasting relationships with our clients, brokers and cedants.



DIVERSIFIED UNDERWRITING PORTFOLIO

Strategic allocation of capital and management of risk across products, industries, geographies, and distribution channels provide greater stability for Endurance throughout market cycles, creating value for clients and investors.



MODELING & ANALYTICS

Utilizing leading-edge actuarial and risk models, proprietary claims and exposure data, and flexible underwriting technology, we more accurately evaluate and price complex risks, thereby delivering better insight and value to our clients.



Kenneth J. LeStrange
Chairman, President and
Chief Executive Officer

To our shareholders, clients and employees:

2008 was truly a dramatic year for our industry and the global economy. We entered the year expecting a continuation of the steady softening of the property and casualty markets, driven by increased excess capacity after two years of relatively low industry losses. As we began 2008, we continued to aggressively implement our soft market strategy: expanding in areas where opportunities existed for appropriate risk-adjusted returns; proactively declining renewal business when pricing, terms and conditions no longer met our requirements; and returning excess capital to shareholders.

In the latter half of 2008, a global financial crisis of unprecedented proportions took hold. A virtual shutdown of the world's credit and equity markets led to the failure of, or government intervention in, some of the largest and formerly most respected companies in the financial services industry. During the same period, Hurricanes Gustav and Ike both made landfall in the U.S. Gulf States, causing significant insured losses, currently estimated to exceed $20 billion in the aggregate.

Against this backdrop, Endurance ended 2008 in excellent condition, with strong relative performance in a year marked by unprecedented volatility. We continue to maintain a very high-quality balance sheet, with exceptional financial strength and liquidity. At year end, our investment portfolio had an average credit rating of AAA with a duration of 2.3 years, generating greater than $1.0 billion of annual cash flows. Our liquidity position is also bolstered by our multi-year, $1.175 billion credit facility and our $150 million variable forward equity sale arrangement.

Our net income for the year of $99 million was adversely impacted by mark-to-market adjustments within our investment portfolio and from catastrophe losses due to Hurricanes Gustav and Ike. We generated an operating return on equity of 8.5% for the year and 14.0% inception to date — a strong result, particularly when one considers that our short history includes eight of the ten most expensive hurricanes in U.S. history and the worst financial market crisis the world economy has seen in decades.

Our underwriting performance in 2008 continued to be strong as a result of having allocated additional capital to our catastrophe reinsurance lines and our onshore commercial insurance operations — lines in which we have seen consistently strong performance and which allow us better control of data and exposures. Our strategy was further validated in 2008, as the industry was surprised by the high level of losses emanating from offshore energy exposures and large national account business lines we exited

"Endurance delivered strong relative performance in a year marked by unprecedented volatility, and ended 2008 with exceptional financial strength and liquidity."

in the aftermath of the 2005 hurricane season. In contrast, the losses we experienced in our catastrophe line during 2008 were very much within our expectations and pricing parameters, and we saw no material catastrophe losses from our onshore property insurance operations.

We continue to make significant progress in achieving our strategic goal of being the best specialty reinsurance and insurance company in the world. We expanded our global operations and developed local market expertise with new offices in Zurich and Singapore, and welcomed several new specialty underwriting teams to Endurance. We successfully integrated ARMtech, the specialty crop insurer we acquired in December 2007. We are very proud of ARMtech's performance so far, particularly as its in-force policies grew by approximately 7% during the year and generated a solid underwriting profit despite significant commodity price volatility and substantial industry losses in this sector.

Although I remain cautious about the state of the global economy, I am encouraged by the opportunities for Endurance in 2009 and beyond. As we look forward to improved market conditions, we will continue to address the challenges that lie ahead by focusing on the following key areas in which we differentiate ourselves from our competitors:

- promoting a culture of disciplined risk management;
- maintaining a prudent approach to capital and investment management;
- recruiting and developing talented professionals with specialized knowledge and expertise;
- building lasting relationships with our clients and brokers, and delivering exceptional service;
- diversifying our underwriting portfolio to achieve greater stability; and
- developing and implementing technology, models and databases that support all elements of our business.

These attributes, which are integrated into our overall strategy and day-to-day processes, provide a solid foundation for the continued delivery of exceptional value to our shareholders, clients, brokers and employees.

Finally, I would like to thank my colleagues at Endurance and our many clients and business partners for their contributions to our success. We could not have ended 2008 in such a strong position without all your efforts.

Very sincerely yours,

Kenneth J. LeStrange
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

Endurance generated operating income of $198 million during 2008, driven by solid underwriting results as evidenced by our combined ratio of 93.5%. Gross written premiums grew to $2.2 billion, an increase of 26% over the prior year, resulting primarily from the integration of our ARMtech operating subsidiary.

In thousands of U.S.$ (except for per share, percentage and ratio information)	**Year ended Dec 31, 2008**	Year ended Dec 31, 2007	Year ended Dec 31, 2006	Year ended Dec 31, 2005	Year ended Dec 31, 2004
Net income (loss) before preferred dividends	**98,624**	521,107	498,126	(220,484)	355,584
Operating income (loss)	**198,039**	540,950	500.909	(208,321)	348,443
Gross premiums written	**2,246,420**	1,781,115	1,789,642	1,668,877	1,711,357
Total assets	**7,272,470**	7,271,153	6,925,554	6,348,407	5,225,838
Shareholders' equity	**2,207,283**	2,512,259	2,297,874	1,872,543	1,862,455
Return on average common equity, Net Income	**3.8%**	22.9%	25.6%	(12.6)%	20.3%
PER COMMON SHARE					
Basic earnings per share	**$ 1.44**	$ 7.82	$ 7.26	$ (3.60)	$ 5.66
Diluted earnings per share	**$ 1.32**	$ 7.17	$ 6.73	$ (3.60)	$ 5.28
Diluted book value per common share	**$33.06**	$35.05	$28.87	$23.17	$27.91
Dividends declared per common share	**$ 1.00**	$ 1.00	$ 1.00	$ 1.00	$ 0.81
GAAP RATIOS					
Loss ratio	**64.3%**	47.0%	50.5%	95.8%	57.4%
Acquisition expense ratio	**17.0%**	19.3%	19.4%	19.2%	20.2%
General and administrative expense ratio	**12.2%**	13.6%	11.6%	8.5%	8.2%
Combined ratio	**93.5%**	79.9%	81.5%	123.5%	85.8%

FINANCIAL PERFORMANCE

Despite the global financial crisis and above average catastrophe activity, we ended the year with a strong balance sheet and excellent liquidity. Diluted book value per share decreased 5.7% from the prior year to $33.06 at December 31st due to unrealized losses predominantly caused by widening spreads in our fixed income portfolio.

Return on Average Common Equity %


50
25
0
-25
2004 2005 2006 2007 2008

Net Income
U.S. $ millions


550
275
0
-275
2004 2005 2006 2007 2008

Diluted Earnings per Share
U.S. $


10
5
0
-5
2004 2005 2006 2007 2008

Gross Written Premiums
U.S. $ millions


2500
1875
1250
625
0
2004 2005 2006 2007 2008

Diluted Book Value Per Common Share U.S. $


40
30
20
10
0
2004 2005 2006 2007 2008

Total Capitalization
U.S. $ millions


3000
2250
1500
750
0
2004 2005 2006 2007 2008

REINSURANCE



"Our underwriting discipline and analytic skills, combined with the specialized knowledge of our talented professionals working in a networked environment, enable us to deliver exceptional value to our brokers and clients."

William M. Jewett

President and Chief Executive Officer
Worldwide Reinsurance Operations

Our worldwide reinsurance operation delivered a profitable year despite considerable dislocation in the capital markets and increased frequency of global catastrophe losses. A sustainable underwriting strategy based on specialty knowledge across our diverse product lines and disciplined technical underwriting continued to serve us well, as we strengthened our relationships with existing clients while forming valuable new ones. We expanded our global reach with branches in Zurich and Singapore, which improved our local market knowledge and gained us greater access to our clients and brokers in Europe and Asia.

We work closely with our clients and brokers, applying our advanced modeling techniques and underwriting knowledge to each and every opportunity. Consequently, our understanding of the unique characteristics of each client's portfolio allows us to make more informed business decisions and to better serve our clients' needs. Our specialty teams collaborate across products and geographies to deliver the exceptional service for which we are known.

While the turbulent economic climate has significantly weakened some competitors in our industry, the strength of Endurance's balance sheet and ratings, our track record of transparency and integrity, and our industry-leading risk management culture make us an attractive business partner.

We've built a solid foundation as we strive to become the best specialty reinsurer in the world. We are looking forward to serving our brokers and clients in 2009 and beyond.

"Our financial strength, diversified products and distribution channels, and enduring relationships all contribute to the long-term success and stability of our insurance operations."



Michael P. Fujii
President and Chief Executive Officer
Worldwide Insurance Operations

Growth and diversification were the focus of our worldwide insurance operation in 2008, as we built additional specialty product capabilities, expanded our distribution channels and integrated ARMtech, our specialty crop insurance subsidiary. Our product lines extend across property, casualty, agriculture and healthcare liability, as well as several other specialty classes of business, enabling us to service small, medium and large client segments. We have further broadened our producer relationships across multiple distribution channels, accessing business through independent agents, wholesalers, and regional and large national brokers. This diversified portfolio, backed by strong capitalization, supports sustainable financial performance throughout market cycles.

Our insurance teams continue to deliver recognized value to our clients through responsive underwriting, risk management programs tailored to specific classes of business and risk exposures, and timely and consistent claims servicing. This is only possible through the dedication, experience and specialty knowledge of our seasoned professionals, who bring exceptional focus to each account, building lasting relationships with our clients and producers.

Many of our peers have been significantly impacted by the market turmoil in 2008. Endurance remains well positioned and will continue to offer our clients a strong balance sheet, excellent ratings, significant underwriting capacity and exceptional client service.

REINSURANCE AT A GLANCE

CATASTROPHE

Reinsurance for catastrophic perils on a treaty basis for events such as hurricanes, typhoons, earthquakes, floods, tornados, hail and fire, as well as certain workers' compensation coverages.

PROPERTY

Proportional and excess of loss reinsurance of personal lines and commercial exposures.

CASUALTY

Reinsurance of automobile liability, professional liability, directors' and officers' liability, umbrella liability and workers' compensation insurance.

AEROSPACE AND MARINE

Reinsurance of aviation and space businesses, including aviation hull, aircraft liability and aircraft products coverages, as well as satellite launch and in-orbit coverage. Proportional and non-proportional reinsurance of bluewater hull, brownwater hull and cargo insurance business.

SURETY AND OTHER SPECIALTY

Contract and commercial surety reinsurance, on both a proportional and excess of loss basis, as well as personal accident and terrorism.

AGRICULTURE

Reinsurance of multiple peril, hail and named peril covers, as well as custom risk transfer mechanisms to provide protection from yield or price risk.

Reinsurance Lines of Business
(Based on gross premiums written for the year ended Dec. 31, 2008)*



23.7%
5.9%
38.2%
2.6%
9.9%
19.7%
Catastrophe
Property
Casualty
Aerospace and Marine
Surety and Other Specialty
Agriculture

Sources of Reinsurance Business
(Based on gross premiums written for the year ended Dec. 31, 2008)*



30%
25%
17%
28%
Aon Benfield
Marsh
Willis
Other

* Prior to deposit accounting adjustments.

INSURANCE AT A GLANCE

AGRICULTURE
Multi-peril crop insurance, crop hail, livestock risk protection and other agriculture risk management products, all offered through independent agents.

WORKERS' COMPENSATION
Insurance for employees injured or disabled in connection with their work, primarily focused on niche markets in the U.S.

PROPERTY
Insurance against large value commercial risks and difference in conditions coverage for various segments in the insurance market.

PROFESSIONAL LINES
Insurance against directors' and officers' liability, errors and omissions liability, employment practices liability, environmental liability and pension trust liability.

CASUALTY
Insurance against third party liabilities of clients ranging from sophisticated Fortune 1000 companies to middle market companies at lower attachment points.

HEALTHCARE LIABILITY
Insurance providing excess hospital medical professional and other third party liability coverage for non-profit & for-profit hospitals, academic medical centers and integrated healthcare delivery systems.

Insurance Lines of Business
(Based on gross premiums written for the year ended Dec. 31, 2008)


48.4%
16.3%
8.5%
5.6%
10.0%
11.2%
Agriculture
Workers' Compensation*
Property
Professional Lines
Casualty
Healthcare Liability

Sources of Insurance Business
(Based on gross premiums written for the year ended Dec. 31, 2008)


65%
24%
5%
6%
Independent Agents
Other
Marsh
Aon Benfield

* As of February 2009, the Company ceased underwriting new workers' compensation insurance business.


LIEBHERR

RISK MANAGEMENT CULTURE

At Endurance, we view our risk management capabilities as a competitive advantage. As a cornerstone of our operating principles, we continue to hone our ability to analyze and manage the risks to which Endurance is exposed, contributing to greater long-term financial stability. Risk management is a discipline that we have woven into our tools, processes and behaviors. The result is more effective evaluation of risk, more informed business decisions and, ultimately, a superior risk-adjusted return on Endurance's capital.

Our approach to risk management transcends the application of analytic models and tools, and is supported by our communication and governance structure, organizational accountabilities and a commitment to transparency. Structured and informal collaboration across our underwriting, actuarial, claims and investment disciplines enables us to more quickly identify and respond to changes in the market, regulatory and economic environments in which we operate. Clients, regulators and the investment community appreciate the visibility we provide into our underwriting process, claims management and financial position.

Our leadership in risk management was recognized by Standard & Poor's with an Enterprise Risk Management opinion of Excellent, the highest ranking provided. Endurance is one of only eight property and casualty companies in Bermuda and the United States to receive this rating, a significant validation of our approach to managing risk.

Endurance was founded on a culture of risk management.

Enterprise Risk Management is woven into our DNA.



CAPITAL & INVESTMENT MANAGEMENT

During 2008, our prudent approach to capital and investment management has served us well, as we maintained our high-quality balance sheet and strong capital position despite significant industry catastrophe losses and historic volatility in the global financial markets.

Endurance maintains a prudent approach to managing our capital and investment portfolio. Our primary objective is to ensure that our capital and liquidity are sufficient to meet our internal needs and the needs of our clients, regulators, rating agencies and other external constituents. At the same time, we strive to maintain an efficient capital structure to reduce our cost of capital and optimize shareholder returns. We deploy capital where there are opportunities to earn an appropriate risk-adjusted return; if opportunities cannot be identified, excess capital is returned to shareholders.

Endurance ended 2008 well positioned with total capital of $2.7 billion and shareholders' equity of $2.2 billion. In addition, we have access to additional committed capital and liquidity through our existing $1.175 billion multi-year credit facility and our $150 million variable forward equity sale agreement. Endurance returned $153 million of capital to shareholders in 2008 through stock repurchases and dividends, and since inception has returned over a billion dollars of capital to our investors.

Our investment portfolio remains of very high quality despite widening credit spreads in 2008, and our fixed income portfolio maintained an average credit rating of AAA throughout the year. We continue to actively manage our portfolio to ensure that we earn an appropriate risk-adjusted return on our investments.



SPECIALIZED KNOWLEDGE & EXPERTISE

In every discipline, we seek out seasoned professionals with specialized industry knowledge and long-standing relationships built on delivering exceptional value to clients. We then bring together these experienced underwriting, actuarial and in-house claims professionals, building dedicated teams with knowledge of the complex risks associated with each of our specialty business lines. These teams partner with our clients and brokers to develop innovative solutions and offer advisory services based on our strong underwriting and analytic skills; understanding of each client's exposures, risk practices and claims history; and hands-on experience in each of the markets and industries in which we operate.

At Endurance, we foster a culture where teamwork and innovation are rewarded, as we believe that this approach, paired with our specialty expertise, results in improved risk management solutions for our clients. Our depth of specialty knowledge, distinctive skills and passion for our business distinguish us from our competitors.

Our business is delivering risk management services; the knowledge and expertise of our professionals are our most critical assets.



RELATIONSHIPS & SERVICE

Commitment to our core values of integrity, transparency and responsiveness forms the basis for lasting relationships that are especially valued by our clients in these challenging times.

Our commitment to service extends from the inception of a relationship through the final claims payment, as our underwriters, actuaries and claims teams work together to deliver superior service to our clients. We pride ourselves on our high account retention rates as we strive to meet, and even anticipate, the needs of the clients with whom we have cultivated strong relationships built on integrity and responsiveness. Internally, we are supported by a robust shared services organization that allows us to deliver efficient and scalable services to our diverse client base.

We seek business partners that similarly value disciplined risk management and then work closely with them to provide a consistent and transparent approach to evaluating and underwriting their exposures. Long-term working relationships and extensive analysis of exposure and claims data allow us to develop insights into each client's specific risk management challenges and opportunities in order to provide our clients with customized solutions. While the application of our global claims standards and practices leads to more timely and consistent claims settlement, we also believe that our proactive, collaborative and flexible approach to claims management is critical to building successful partnerships with our clients.



DIVERSIFIED UNDERWRITING PORTFOLIO

A diversified underwriting portfolio across products, industries, geographies and distribution channels provides broad opportunities for growth throughout market cycles, as well as the ability to limit risk correlation, thereby adding to Endurance's financial stability and sustainability.

This year, we further balanced our portfolio between our insurance and reinsurance businesses, expanded our global footprint with new offices in Europe and Asia and broadened our insurance distribution channels. Endurance offers products in approximately thirty different specialty lines, including property, casualty, agriculture, healthcare and professional lines insurance and property, catastrophe, casualty, surety and aerospace reinsurance. We seek quality clients with approaches to risk similar to our own, through national, regional and wholesale brokers, as well as independent agents.

We continually evaluate our portfolio, responding to emerging opportunities in the market and investing in specialty expertise to ensure that our offerings meet our clients' needs.

With depth of expertise in the products, industries and geographies in which we choose to operate, our diversified portfolio provides Endurance with long-term stability for our clients and investors.



MODELING & ANALYTICS



Investment in leading-edge technology benefits our clients through more efficient underwriting, risk analysis and claims servicing.

Our proprietary risk analysis technology provides us with a competitive advantage, supporting superior service to our clients through more accurate and consistent evaluation and pricing of risk exposures.

Endurance employs leading actuarial and risk management professionals to develop insights into the complex risks inherent in each of our specialty businesses. By constantly challenging our assumptions, we refine our proprietary actuarial and risk models, thereby allowing us to offer more sophisticated risk management solutions to our clients. We utilize advanced tools to analyze exposures, leading to more thoughtful risk selection and the creation of added value for our clients.

ARMtech, our crop insurance subsidiary, was a pioneer in developing interactive tools that provide more accurate and timely underwriting and claims servicing for their agents and insureds. We are investing in the development of web-enabled technology in other areas of our business, which will allow clients and brokers to more easily benefit from our proprietary data and analysis capabilities. Further, the flexible design of our insurance underwriting technology enables efficient and rapid integration of new product lines, supporting the extension of our specialty portfolio to address diverse client needs and market opportunities.



CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

In thousands of U.S.$ (except share amounts)	2008	2007
ASSETS		
Investments		
Fixed maturity investments available for sale, at fair value (amortized cost: $4,047,368 and $4,556,061 at December 31, 2008 and 2007, respectively)	**$ 3,875,137**	$ 4,589,054
Short-term investments, available for sale at fair value (amortized cost: $111,322 and 12,646 at December 31, 2008 and 2007)	**111,333**	12,646
Preferred equity securities, available for sale at fair value	**25,360**	58,536
Other investments	**284,263**	358,128
Total investments	**4,296,093**	5,018,364
Cash and cash equivalents	**1,061,994**	567,825
Premiums receivable, net	**609,387**	723,832
Deferred acquisition costs	**160,870**	168,968
Securities lending collateral	**112,940**	173,041
Prepaid reinsurance premiums	**149,591**	122,594
Losses recoverable	**557,834**	187,354
Accrued investment income	**30,872**	38,543
Goodwill and intangible assets	**200,791**	206,632
Deferred tax asset	**20,691**	-
Other assets	**71,407**	64,000
Total assets	**$ 7,272,470**	$ 7,271,153
LIABILITIES		
Reserve for losses and loss expenses	**$ 3,235,456**	$ 2,892,224
Reserve for unearned premiums	**885,488**	855,085
Deposit liabilities	**58,622**	108,943
Reinsurance balances payable	**233,561**	162,899
Securities lending payable	**115,603**	173,041
Debt	**447,468**	448,753
Deferred tax liability	**-**	922
Other liabilities	**88,989**	117,027
Total liabilities	**5,065,187**	4,758,894
Commitments and contingent liabilities		
SHAREHOLDERS' EQUITY		
Preferred shares		
Series A, non-cumulative - Par value $1.00 - 8,000,000 issued and outstanding (2007 - 8,000,000); aggregate liquidation preference $200,000 (2007 - $200,000)	**8,000**	8,000
Common shares		
Ordinary - 57,203,454 issued and outstanding (2007 - 60,364,488)	**57,203**	60,364
Additional paid-in capital	**1,029,363**	1,165,300
Accumulated other comprehensive (loss) income	**(132,665)**	57,725
Retained earnings	**1,245,382**	1,220,870
Total shareholders' equity	**2,207,283**	2,512,259
Total liabilities and shareholders' equity	**$ 7,272,470**	$ 7,271,153

The financial information presented in this report should be reviewed in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

In thousands of U.S.$ (except share and per share amounts)	2008	2007	2006
REVENUES			
Gross premiums written	$ 2,246,420	$ 1,781,115	$ 1,789,642
Ceded premiums written	(462,130)	(206,140)	(204,078)
Net premiums written	$ 1,784,290	$ 1,574,975	$ 1,585,564
Change in unearned premiums	(17,805)	19,825	53,010
Net premiums earned (includes Nil, Nil, and $34,927 from related parties in 2008, 2007 and 2006, respectively)	1,766,485	1,594,800	1,638,574
Net investment income	130,176	281,276	257,449
Net realized investment losses	(57,366)	(18,302)	(20,342)
Other underwriting (loss) income	(3,973)	1,602	1,390
Total revenues	1,835,322	1,859,376	1,877,071
EXPENSES			
Net losses and loss expenses (includes Nil, Nil, $20,145, from related parties in 2008, 2007 and 2006, respectively)	1,135,431	749,081	827,630
Acquisition expenses (includes Nil, Nil, and $11,238, from related parties in 2008, 2007 and 2006, respectively)	299,913	307,576	317,489
General and administrative expenses	216,365	217,269	190,373
Amortization of intangibles	10,675	5,286	4,600
Net foreign exchange losses (gains)	53,704	7,970	(21,021)
Interest expense	30,171	30,125	30,041
Total expenses	1,746,259	1,137,307	1,349,112
Income before income taxes	89,063	542,069	527,959
Income tax benefit (expense)	9,561	(20,962)	(29,833)
Net income (loss)	98,624	521,107	498,126
Preferred dividends	(15,500)	(15,500)	(15,500)
Net income available to common shareholders	83,124	505,607	482,626
Other comprehensive (loss) income			
Net income	$ 98,624	$ 521,107	$ 498,126
Net unrealized holding (losses) gains on investments arising during the period (net of applicable deferred income taxes in 2008 – ($12,252); 2007 – ($10,014); and 2006 – $3,620)	(218,816)	49,257	(20,235)
Reclassification adjustment for net realized losses included in net income	57,366	18,302	20,342
Foreign currency translation adjustments	(29,030)	4,541	5,010
Reclassification adjustment for net loss on derivatives designated as cash flow hedge included in net income	90	90	90
Other comprehensive (loss) income	(190,390)	72,190	5,207
Comprehensive (loss) income	$ (91,766)	$ 593,297	$ 503,333
PER SHARE DATA			
Weighted average number of common and common equivalent shares outstanding:			
Basic	57,755,959	64,696,669	66,435,712
Diluted	62,795,085	70,539,647	71,755,303
Basic earnings per common share	$ 1.44	$ 7.82	$ 7.26
Diluted earnings per common share	$ 1.32	$ 7.17	$ 6.73

The financial information presented in this report should be reviewed in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

In thousands of U.S.$	**2008**	2007	2006
PREFERRED SHARES			
Balance, beginning and end of year	**$ 8,000**	$ 8,000	$ 8,000
COMMON SHARES			
Balance, beginning of year	**60,364**	66,480	66,139
Issuance of common shares	**622**	1,900	670
Repurchase of common shares	**(3,783)**	(8,016)	(329)
Balance, end of year	**57,203**	60,364	66,480
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	**1,165,300**	1,458,063	1,453,722
Issuance of common shares	**1,113**	8,284	8,677
Issuance of restricted share units in lieu of dividends	**(92)**	180	922
Public offering and registration costs	**(141)**	(4,600)	(134)
Repurchase of common shares	**(149,147)**	(304,020)	(9,679)
Settlement of equity awards	**(5,065)**	(3,444)	(3,498)
Stock-based compensation expense	**17,395**	10,837	8,053
Balance, end of year	**1,029,363**	1,165,300	1,458,063
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME			
Cumulative foreign currency translation adjustments:			
Balance, beginning of year	**33,393**	28,852	23,842
Foreign currency translation adjustments	**(29,030)**	4,541	5,010
Balance, end of year	**4,363**	33,393	28,852
UNREALIZED HOLDING (LOSSES) GAINS ON INVESTMENTS:			
Balance, beginning of year	**26,718**	(40,841)	(40,948)
Net unrealized holding (losses) gains arising during the period, net of reclassification adjustment	**(161,450)**	67,559	107
Balance, end of year	**(134,732)**	26,718	(40,841)
ACCUMULATED DERIVATIVE LOSS ON CASH FLOW HEDGING INSTRUMENTS:			
Balance, beginning of year	**(2,386)**	(2,476)	(2,566)
Net change from current period hedging transactions, net of reclassification adjustment	**90**	90	90
Balance, end of year	**(2,296)**	(2,386)	(2,476)
Total accumulated other comprehensive (loss) income	**(132,665)**	57,725	(14,465)
RETAINED EARNINGS			
Balance, beginning of year	**1,220,870**	779,796	364,354
Net income	**98,624**	521,107	498,126
Issuance of restricted share units in lieu of dividends	**92**	(180)	(922)
Dividends on preferred shares	**(15,500)**	(15,500)	(15,500)
Dividends on common shares	**(58,704)**	(64,353)	(66,262)
Balance, end of year	**1,245,382**	1,220,870	779,796
Total shareholders' equity	**$ 2,207,283**	$ 2,512,259	$ 2,297,874

The financial information presented in this report should be reviewed in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

In thousands of U.S.$	**2008**	2007	2006
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net income	**$ 98,624**	$ 521,107	$ 498,126
Adjustments to reconcile net income to net cash Provided by operating activities:			
Amortization of net (discount) premium on investments	**(306)**	3,731	12,485
Amortization of other intangibles and depreciation	**22,594**	17,045	15,809
Net realized investment losses	**57,366**	18,302	20,342
Deferred taxes	**(35,439)**	8,727	18,968
Stock-based compensation expense	**17,395**	10,837	8,053
Equity in loss (earnings) of unconsolidated ventures	**111,570**	(21,286)	(29,073)
Premiums receivable, net	**114,445**	32,828	(85,461)
Deferred acquisition costs	**8,098**	(6,263)	(6,217)
Prepaid reinsurance premiums	**(26,997)**	16,197	(77,926)
Losses recoverable	**(370,480)**	(7,632)	(26,996)
Accrued investment income	**7,671**	2,214	(6,958)
Other assets	**(9,371)**	(7,105)	2,549
Reserve for losses and loss expenses	**343,232**	48,122	98,096
Reserve for unearned premiums	**30,403**	(33,386)	39,573
Deposit liabilities	**(50,321)**	(52,081)	68,501
Reinsurance balances payable	**71,159**	(62,909)	93,576
Other liabilities	**89,795**	(7,932)	(13,328)
Net cash provided by operating activities	**479,438**	480,516	630,328
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:			
Proceeds from sales of fixed maturity investments	**3,109,607**	3,112,796	1,819,637
Proceeds from sales of short term investments	**33,240**	-	-
Proceeds from maturities and calls on fixed maturity investments	**753,055**	676,498	563,164
Proceeds from maturities and calls on short term investments	**132,446**	-	-
Proceeds from redemptions of other investments	**15,345**	5,126	-
Purchases of fixed maturity investments	**(3,430,195)**	(3,652,611)	(2,765,056)
Purchases of short term investments	**(264,320)**	(12,646)	-
Purchase of other investments	**(53,050)**	(88,900)	(62,112)
Purchases of fixed assets	**(10,275)**	(17,734)	(18,294)
Change in securities lending collateral received	**60,101**	53,721	181,901
Net cash paid in acquisitions	**(24,545)**	(109,813)	(16,042)
Net cash provided by (used in) investing activities	**321,409**	(33,563)	(296,802)
CASH FLOWS USED IN FINANCING ACTIVITIES:			
Issuance of common shares	**1,588**	10,072	9,253
Repurchase of common shares	**(155,463)**	(309,503)	(10,008)
Change in securities lending collateral	**(57,438)**	(53,721)	(181,901)
Settlement of equity awards	**(5,065)**	(3,444)	(3,498)
Offering and registration costs paid	**(1,504)**	(715)	(134)
Proceeds from bank debt	**784**	-	-
Bank debt repaid	**(2,159)**	-	-
Dividends on preferred shares	**(15,500)**	(15,500)	(15,500)
Dividends on common shares	**(58,708)**	(64,073)	(66,262)
Net cash used in financing activities	**(293,465)**	(436,884)	(268,050)
Effect of exchange rate changes on cash and cash equivalents	**(13,213)**	9,984	14,281
Net increase in cash and cash equivalents	**494,169**	20,053	79,757
Cash and cash equivalents, beginning of year	**567,825**	547,772	468,015
Cash and cash equivalents, end of year	**$ 1,061,994**	$ 567,825	$ 547,772

The financial information presented in this report should be reviewed in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission.

EXECUTIVE OFFICERS

With extensive experience in their respective areas of expertise and a focus on the attributes of specialization discussed in these pages, our management team has built the strategy, culture and values that define Endurance today.

Michael E. Angelina
Chief Actuary and Chief Risk Officer

"Endurance was founded on the principles of enterprise risk management - it is embedded in our DNA. What differentiates our risk selection process is not only our adherence to these principles, but a deep understanding of our analytic models and tools, which leads to better underwriting, reserving and operational decisions and, ultimately, a more balanced risk portfolio."

Thomas D. Bell
Executive Vice President, Compliance

"Risk management at Endurance goes well beyond compliance. As a management team, we have established a culture of transparency and accountability. Our disciplined processes allow us to better understand and mitigate risk, ensuring that each business unit and function manages the risks inherent in their area as part of their day-to-day operations."









William M. Jewett
President and Chief Executive Officer
Worldwide Reinsurance Operations

"Our ability to work with our clients and brokers to develop solutions and optimize their reinsurance programs differentiates Endurance from our peers. Our clients place a high degree of value on the specialty expertise and integrity that we bring to their business in each of our professional disciplines - underwriting, actuarial and claims."

Catherine A. Kalaydjian
Chief Claims Officer

"Endurance's claims management approach is recognized for its agility and flexibility. Our claims professionals specialize in each line of business, offering our clients insights into the risks in their portfolios and seeking alternative solutions that best serve their needs. Transparency, consistency, and the speed with which Endurance processes claims differentiate us from our peers."

David S. Cash
Chief Underwriting Officer

"What sets Endurance apart is the commitment and passion that we bring to our business. We have a deep understanding of the markets in which we compete, allowing us to better service our clients and quickly adapt to change. By maintaining a diversified underwriting portfolio, we create greater long-term financial stability for Endurance, which benefits us and our clients."





Michael J. McGuire
Chief Financial Officer

"Endurance focuses on maintaining an appropriate level of capital to satisfy the needs of our rating agencies, customers and regulators, while optimizing the returns that we generate for our shareholders. Our balance sheet is structured for the long-term and we have been successful in preserving liquidity and a strong capital position despite the current economic climate."

John V. Del Col
General Counsel, Secretary and Executive Vice President, Acquisitions

"Endurance leverages our legal team's deep knowledge of the regulatory environment to analyze underwriting decisions and our overall portfolio. We are also integral to the capital management process, working to maximize the benefits of our various capital initiatives and evaluating potential M&A opportunities for long-term profitability and cultural fit."





John L. O'Connor
President and Chief Operating Officer
Endurance Services Limited

"Our shared service model is scalable and enables us to rapidly respond to new business opportunities, improve our operational efficiency and internal controls, and maintain a competitive and flexible cost structure as our business grows and diversifies. It also allows us to share technology investments across lines of business, to reduce costs and support collaboration with our clients."

Michael P. Fujii
President and Chief Executive Officer
Worldwide Insurance Operations

"Our specialized knowledge and expertise set us apart from our peers. We truly understand our clients and their unique needs, enabling us to provide optimum coverage and the best solutions for them. We seek to underwrite the highest quality business, based on long-term relationships built on a track record of trust and consistently responsive service."





Mark K. Silverstein
Chief Investment Officer

"Endurance has a very high quality investment portfolio. Our primary goal is to ensure that the portfolio is conservatively positioned at an appropriate level of risk to both preserve capital and generate income. To that end, we don't rely on credit ratings; rather, we research the intrinsic quality of the securities in our portfolio to ensure capital preservation in adverse scenarios."

BOARD OF DIRECTORS

Gregor S. Bailar
Philanthropist, Advisor, Investor
Former Chief Information Officer, Capital One and Nasdaq
- Compensation Committee
- Risk & Underwriting Committee

John T. Baily
Retired Partner, PricewaterhouseCoopers
- Audit Committee, Chairman
- Investment Committee

Norman Barham
Retired Vice Chairman and President of Global Operations, Marsh, Inc.
- Compensation Committee
- Risk & Underwriting Committee

Galen R. Barnes
Retired President and Chief Operating Officer, Nationwide Mutual Insurance
- Nominating & Corporate Governance Committee
- Risk & Underwriting Committee, Chairman

William H. Bolinder
Retired President and Chief Executive Officer, Acadia Trust N.A.
- Lead Director
- Nominating & Corporate Governance Committee, Chairman
- Risk & Underwriting Committee

Steven W. Carlsen
Principal, Shadowbrook Advising, Inc.
Retired Chief Operating Officer, Endurance Holdings
- Investment Committee
- Risk & Underwriting Committee

Kenneth J. LeStrange
President and Chief Executive Officer, Endurance Holdings
- Chairman of the Board

Brendan R. O'Neill
Retired Chief Executive Officer, ICI PLC
- Audit Committee
- Compensation Committee, Chairman

Richard C. Perry
President, Perry Corp.
- Compensation Committee
- Investment Committee, Chairman
- Nominating & Corporate Governance Committee

William J. Raver
Investment Consultant
Former Chief Executive Officer and Chief Investment Officer, National Railroad Retirement Investment Trust
- Audit Committee
- Investment Committee

Robert A. Spass
Partner, Capital Z Partners
- Audit Committee
- Compensation Committee
- Nominating & Corporate Governance Committee

R. Max Williamson
Retired Chairman and President, Scottsdale Insurance Company
- Risk & Underwriting Committee

Charters for the Audit, Compensation, Investment, Nominating & Corporate Governance and Risk & Underwriting Committees of our Board of Directors can be found at www.endurance.bm.

For printed copies, please write:
Investor Relations, Endurance Specialty Holdings Ltd.
Suite No. 784, 48 Par-la-ville Road, Hamilton HM 11, Bermuda

RATINGS	A.M. Best	Moody's	Standard & Poor's
ENDURANCE SPECIALTY HOLDINGS LTD. GROUP			
Financial Strength (principal operating subsidiaries)	A	A2	A
ENDURANCE SPECIALTY HOLDINGS LTD.			
Senior Unsecured Debt	bbb	Baa1	BBB+
Subordinated Debt	bbb-	Baa2	–
Preferred Stock	bb+	Baa3	BBB-
Endurance Holdings Capital Trust I	–	Baa2	–
Endurance Holdings Capital Trust II	–	Baa2	–

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
10%
FSC www.fsc.org Cert no. BV-COC-080903
© 1996 Forest Stewardship Council

The Endurance report is printed on recycled paper made from fiber sourced from well-managed forests and other controlled wood sources and is independently certified to the Forest Stewardship Council (FSC) standards.

Headquarters

Endurance Specialty Holdings Ltd.
Wellesley House, 90 Pitts Bay Road
Pembroke HM 08, Bermuda
+1 441 278 0400

Investor information

To obtain a copy of our Annual Report on Form 10-K or other information about the company, including copies of the Code of Business Conduct and Ethics and the Corporate Governance Guidelines, visit the Company's web site at www.endurance.bm or, for printed copies write:
Investor Relations
Endurance Specialty Holdings Ltd.
Suite No. 784, 48 Par-la-ville Road
Hamilton HM 11, Bermuda

Transfer agent and registrar

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-1900
+1 877 272 7572 (toll-free U.S.)
+1 201 680 6693 (outside the U.S.)
www.bnymellon.com/shareowner/isd

Independent registered public accounting firm

Ernst & Young Ltd.
Reid Hall, 3 Reid Street
Hamilton HM 11, Bermuda

Ordinary shares

The following table sets forth, for the fiscal quarters and periods indicated, the high and low sale price per ordinary share as reported on the NYSE under the symbol "ENH" for the two most recent fiscal years:

	2008 price range		2007 price range	
	High	Low	High	Low
First Quarter	**$ 42.29**	**$ 36.26**	$ 36.68	$ 33.35
Second Quarter	**$ 38.85**	**$ 30.79**	$ 41.22	$ 35.08
Third Quarter	**$ 36.00**	**$ 26.73**	$ 41.99	$ 36.94
Fourth Quarter	**$ 31.53**	**$ 20.00**	$ 43.20	$ 37.60

The approximate number of record holders of our ordinary shares as of March 9, 2009, was 174, not including beneficial owners of shares registered in nominee or street name.

Management certifications

The certifications of our Chief Executive Officer and our Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to our Annual Report on Form 10-K, which is available on our web site at www.endurance.bm and from the SEC at www.sec.gov. In 2008 we also filed the CEO certification as required by the New York Stock Exchange.

The graph at right illustrates the cumulative 5-year shareholder return, including reinvestment of dividends, of the Company's ordinary shares, compared with such return for the (1) Standard & Poor's ("S&P") 500 Composite Stock Price Index and (2) S&P Property & Casualty Industry Group Stock Price Index, in each case measured during the period from December 31, 2003 to December 31, 2008. During this period, the cumulative total return on the Company's ordinary shares was 5%, the cumulative total return for the S&P 500 Composite Stock Price Index was -10% and the cumulative total return for the S&P Property & Casualty Industry Group Stock Price Index was -13%.

Comparison of 5-Year Cumulative Total Return*

Among Endurance Specialty Holdings Ltd., The S&P 500 Index and The S&P Property & Casualty Insurance Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
Endurance Specialty Holdings, Ltd.
S&P 500
S&P Property & Casualty Insurance

**$100 invested on 12/31/03 in stock & index-including reinvestment of dividends. Fiscal year ending December 31.*

	12/03	12/04	12/05	12/06	12/07	12/08
Endurance Specialty Holdings Ltd.	100.00	104.42	112.60	118.43	138.69	104.72
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
S&P Property & Casualty Insurance	100.00	110.42	127.11	143.48	123.44	87.14

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Endurance

YOUR RISK IS OUR FOCUS

www.endurance.bm

Endurance Specialty Holdings Ltd. Wellesley House, 90 Pitts Bay Road Pembroke HM 08, Bermuda +1 441 278 0400